Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Shenni Technology Limited	Hong Kong
Shenni Health Technology (Jiangxi) Co., Ltd.	China
Jiangxi Shenni Sanitary Products Co., Ltd.	China
Jian Shenkang Trading Co., Ltd.	China
Jiangxi Zihong Trading Co., Ltd.	China
Jiangxi Xiangyiyuan Healthcare Industry Co., Ltd.	China
Jian Shenkang Trading Co., Ltd	China
Jiangxi Shenni Medical Device Co., Ltd.	China